UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DEALERTRACK HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

242309102 (CUSIP Number)

October 5, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 242309102	13G/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON FADV Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,553,824*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 242309102	13G/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON The First American Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,553,824*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 242309102	13G/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON First American Real Estate Information Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,553,824*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 242309102	13G/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON First American Real Estate Solutions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,553,824*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 242309102	13G/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON First Advantage Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,553,824*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 242309102	13G/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Credit Management Solutions, Inc. (f/k/a First American Credit Management Solutions, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,553,824
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,553,824
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,553,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a)	Name of Issuer.

DealerTrack Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1111 Marcus Avenue Suite M04 Lake Success, New York 11042

Item 2(a)	Name of Persons Filing.

FADV Holdings LLC (“Holdings”)

The First American Corporation (“First American”)

First American Real Estate Information Services, Inc. (“FAREISI”)

First American Real Estate Solutions LLC (“FARES”)

First Advantage Corporation (“FADV”)

Credit Management Solutions, Inc. (f/k/a First American Credit Management Solutions, Inc.) (“CMSI”)

Item 2(b)	Address of Principal Business Office, or if none, Residence.

	Holdings:	1 First American Way Santa Ana, CA 92707

	First American:	1 First American Way Santa Ana, CA 92707

	FAREISI:	1 First American Way Santa Ana, CA 92707

	FARES:	1 First American Way Santa Ana, CA 92707

	FADV:	100 Carillon Parkway St. Petersburg, FL 33716

	CMSI:	100 Carillon Parkway St. Petersburg, FL 33716

Item 2(c)	Citizenship.
Holdings: Delaware First American: California FAREISI: California FARES: California FADV: Delaware CMSI: Delaware

Item 2(d)	Title of Class of Securities.

Common Stock, Par Value $0.01 per share

Item 2(e)	CUSIP No.

242309102

Item 3	Type of Filing Person

Not applicable.

Item 4	Ownership.

Holdings:

(a) Amount beneficially owned: 2,553,824*

(b) Percent of class: 6.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 0

First American:

(a)	Amount beneficially owned: 2,553,824*

(b)	Percent of class: 6.0%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or direct the vote: 0

	(iii)	Sole power to dispose or direct the disposition of: 0

	(iv)	Shared power to dispose or direct the disposition of: 0

FAREISI:

(a)	Amount beneficially owned: 2,553,824*

(b)	Percent of class: 6.0%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or direct the vote: 0

	(iii)	Sole power to dispose or direct the disposition of: 0

	(iv)	Shared power to dispose or direct the disposition of: 0

FARES:

(a)	Amount beneficially owned: 2,553,824*

(b)	Percent of class: 6.0%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or direct the vote: 0

	(iii)	Sole power to dispose or direct the disposition of: 0

	(iv)	Shared power to dispose or direct the disposition of: 0

FADV:

(a)	Amount beneficially owned: 2,553,824*

(b)	Percent of class: 6.0%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or direct the vote: 0

	(iii)	Sole power to dispose or direct the disposition of: 0

	(iv)	Shared power to dispose or direct the disposition of: 0

CMSI:

(a) Amount beneficially owned: 2,553,824

(b) Percent of class: 6.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,553,824

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 2,553,824

(iv) Shared power to dispose or direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*	Includes 2,553,824 shares of Issuer Common Stock held by Credit Management Solutions, Inc., f/k/a First American Credit Management Solutions, Inc. (“CMSI”), a direct, wholly-owned subsidiary of First Advantage Corporation (“FADV”). FADV is a direct, majority-owned subsidiary of Holdings. Holdings is owned by First American, FAREISI and FARES as holders of 62.59%, 1.12% and 36.28%, respectively. FAREISI is a direct, wholly owned subsidiary of First American. First American owns 80% of FARES. FADV, First American, Holdings, FAREISI and FARES may be deemed to beneficially own CMSI’s shares of Issuer Common Stock. FADV, First American, Holdings, FAREISI and FARES disclaim beneficial ownership of the shares of Issuer Common Stock held by CMSI.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2007

FADV HOLDINGS LLC

By:	/s/ Kenneth DeGiorgio
Name:	Kenneth DeGiorgio
Title:	Vice President

THE FIRST AMERICAN CORPORATION

By:	/s/ Kenneth DeGiorgio
Name:	Kenneth DeGiorgio
Title:	Senior Vice President

FIRST AMERICAN REAL ESTATE INFORMATION SERVICES, INC.

By:	/s/ Kenneth DeGiorgio
Name:	Kenneth DeGiorgio
Title:	Vice President

FIRST AMERICAN REAL ESTATE SOLUTIONS LLC

By:	/s/ Kenneth DeGiorgio
Name:	Kenneth DeGiorgio
Title:	Vice President

FIRST ADVANTAGE CORPORATION

By:	/s/ Julie Waters
Name:	Julie Waters
Title:	Vice President and General Counsel

CREDIT MANAGEMENT SOLUTIONS, INC.

By:	/s/ Julie Waters
Name:	Julie Waters
Title:	Secretary

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as set forth in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock $.01 par value per share of DealerTrack Holdings, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby executed as of this Agreement this 9th day of November, 2007.

FADV HOLDINGS LLC

By:	/s/ Kenneth DeGiorgio
Name:	Kenneth DeGiorgio
Title:	Vice President

THE FIRST AMERICAN CORPORATION

By:	/s/ Kenneth DeGiorgio
Name:	Kenneth DeGiorgio
Title:	Senior Vice President

FIRST AMERICAN REAL ESTATE INFORMATION SERVICES, INC.

By:	/s/ Kenneth DeGiorgio
Name:	Kenneth DeGiorgio
Title:	Vice President

FIRST AMERICAN REAL ESTATE SOLUTIONS LLC

By:	/s/ Kenneth DeGiorgio
Name:	Kenneth DeGiorgio
Title:	Vice President

1

FIRST ADVANTAGE CORPORATION

By:	/s/ Julie Waters
Name:	Julie Waters
Title:	Vice President and General Counsel

CREDIT MANAGEMENT SOLUTIONS, INC.

By:	/s/ Julie Waters
Name:	Julie Waters
Title:	Secretary

2